Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

WILLPORT Holdings, Inc.
1645 Village Center Circle #200
Las Vegas, NV 89134
willport.com

Up to $1,234,998.05 in Preferred Stock at $2.65
Minimum Target Amount: $123,998.80

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: WILLPORT Holdings, Inc.
Address: 1645 Village Center Circle #200, Las Vegas, NV 89134
State of Incorporation: NV
Date Incorporated: December 01, 2023

Terms:

Equity

Offering Minimum: $123,998.80 | 46,792 shares of Preferred Stock
Offering Maximum: $1,234,998.05 | 466,037 shares of Preferred Stock
Type of Security Offered: Preferred Stock
Purchase Price of Security Offered: $2.65
Minimum Investment Amount (per investor): $498.20

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 12% bonus shares

Early Bird 2: Invest $1,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $5,000+ within the first 2 weeks | 18% bonus shares

Early Bird 4: Invest $10,000+ within the first 2 weeks | 22% bonus shares

Early Bird 5: Invest $25,000+ within the first 2 weeks | 26% bonus shares

Early Bird 6: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 8% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 9% bonus shares

Amount-Based Perks

Fiduciary Founder: Invest $500 - Includes online webinar access to blockchain trust insights + 2% bonus shares.

Trust Innovator: Invest $1,000 - Exclusive webinar with CEOs on the future of wealth tech + 3% bonus shares.

Wealth Chain Architect: Invest $5,000 - Invitation to a virtual FinTech conference + 6% bonus shares.

Legacy Builder: Invest $10,000 - Personalized digital asset management consultation + 9% bonus shares.

Inheritance Vanguard: Invest $25,000 - Premium digital inheritance planning session + 14% bonus shares.

Blockchain Benefactor: Invest $50,000 - Annual VIP Fintech Symposium invite + 18% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

WILLPORTtrust will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $2.65 / share, you will receive 110 shares of Preferred Stock, meaning you'll own 110 shares for 265.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

WILLPORT Holdings is proud to unveil the development of its blockchain-based trust deployment platform, patents pending, designed to transform estate planning. The business model of WILLPORTtrust is designed to deliver a modern, scalable, and inclusive approach to estate and legacy planning, allowing a simplified way of setting up your Trust and targeting a wider range of households, including the 49% of U.S. families traditionally excluded from trust services.

Core Offering:

WILLPORTtrust is a blockchain- and AI-powered digital trust platform that is currently under development, which will enable users to:

*Create Smart Trusts quickly and affordably online

*Manage estate planning from a secure, easy-to-use digital interface with AI assistance and an easy access portal to legal professionals

*Attach personal legacy messages (e.g., voice notes or videos)

*Electronically schedule and deploy inheritances directly to beneficiaries over time. While inheritance is deployed directly to a beneficiary's bank account, the monetary notice with attached personal message or video is delivered directly to the palm of a beneficiary's hand. (The WILLPORT Multigenerational supper app is currently on the market.)

☒☒☒ Target Market

In addition to the current market, WILLPORTtrust will open up trust creation to Mid-tier families accumulating modest wealth who need affordable estate solutions and protection of their family assets.

*Trust & estate professionals needing digital deployment tools.

*Financial institutions looking to expand trust-based services to the mass market.

☒ Tech Differentiation

Currently, online form companies allow you to go online and set up a trust or retrieve necessary estate documents.

In addition to creating your Trust online, WILLPORTtrust will offer:

*Proprietary AI Engine: Suggests you might adjust your trust details in real-time based on life events, tax changes, and financial shifts.

*Blockchain Infrastructure: Ensures security, transparency, and tamper-proof records for all trust activities.

*Legacy Messaging & Emotional Layer: Unique human touch added through scheduled video or voice messages.

*Store all your estate or critical documents in an encrypted file box that will electronically be delivered to the necessary legal parties when your death certificate is loaded into the system to activate your afterlife plan.

WILLPORTtrust monetizes through a diversified, scalable business model:

THE TRUST: How we make money

<u>Subscription Fees</u>

Set-up fee and monthly or annual subscriptions for consumers to access and maintain trust features, and load personalized legacy messages or videos over decades

<u>Transaction Commissions</u>

For each distribution of assets or transfer through the platform. This applies to domestic and international transactions.

<u>Licensing Fees</u>

Charged to advisors, estate lawyers, and fiduciaries using the platform to manage client trusts.

<u>White-Label Services</u>

Financial institutions and wealth managers can use WILLPORTtrust's infrastructure under their brand.

<u>Revenue Share & Integration Partners</u>

Future revenue-sharing agreements with trustees and legal advisors.

Integrations with wealth platforms for upselling financial services (e.g., insurance, investing, legal advice).

All of these heartfelt experiences are accessible through the WILLPORT Multigenerational app, ensuring that your legacy is not just preserved but celebrated.

THE MULTIGENERATIONAL APP -CONNECTING WITH THOSE CLOSEST TO YOU. Currently in the market:

*Receives inheritance & messages to an app

*Transfer funds domestically or internationally

*Micro-investment center and "find a wealth advisor" portal

*Allows beneficiaries to remember important dates of family & friends and send certain gifts and cards

*Benefactors can upload any personally created message or video and add it to their trust timeline

In short, WILLPORTtrust is a SaaS + Fintech hybrid, blending wealthtech, legaltech, and blockchain into one platform with multiple monetization streams and scalable B2B2C reach.

Willport Holdings, Inc. ("the Company") was formed on October 30, 2015, as a Limited Liability Company in Delaware. On December 1, 2023, the Company converted into a Nevada Corporation. The Company has two office locations, one in San Diego, CA, and a second in Las Vegas, NV. Additionally, the Company is considering relocating to Dallas, Texas, in late 2025. The Company's customers are located in the United States.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Competitors and Industry

Online forms companies have entered the market in the past few years, streamlining the ability to go online, set up your estate plan, and complete the documentation process. WILLPORTtrust has taken this to the next level. Using AI and running on blockchain, WILLPORTtrust allows users to affordably set up a trust online and add cash, retirement funds, life insurance proceeds, personal messages, and legacy videos. The platform will electronically deploy money and messaging directly to beneficiaries.

In the United States, high-net-wealth individuals (the "Top 1%") can effectively access sophisticated trust administration to affect wealth transference for multiple generations. WILLPORTtrust can be an option within their estate plan. On the other end of the wealth spectrum in the US, the "Bottom 50%" do not typically accumulate assets that would ultimately transfer to a beneficiary.

Between the wealth bands above, 49% of US households will accumulate a modest amount of wealth, don't have access to Estate Planning or investigating wealth transference options. These households are WILLPORTtrust's target market.

This market contains over 66% of household wealth in the United States, or about $85.3 trillion. WILLPORTtrust targets only the liquid or near-liquid areas of net wealth, mainly accumulated cash (banks/brokerage/retirement accounts) and insurance proceeds. These pools of assets are significant.

Current Stage and Roadmap

Current Stage and Roadmap

The Company plans to earn revenue from three (3) product lines. 1. WILLPORTtrust (B2B2C)-WILLPORT trust, currently under development, offers the first Blockchain trust deployment platform powered by AI for estate planning, enabling users to securely create and manage trusts online. The platform will electronically deploy monetary inheritance to Beneficiaries over time with an attached voice message or legacy video. Beneficiaries receive personalized inheritance proceeds on their WILLPORT Multigenerational Superapp (B2C), released in July 2024. 2. WILLPORTvouchers for RIA's (B2B) released in 2022 for Beta testing 3. WILLPORT Multigenerational superapp (B2C).

Momentum So Far:

$5.2M raised. 65% of investors reinvested - proof of momentum and belief in our model. Proceeds built the Multigenerational super app and the voucher beta.

6,240+ users onboarded the app in just 4 months for the Multigenerational Superapp - validating demand before full trust deployment, $272,000 in Beta revenue for 2024.

Strategic partnerships with Peak Trust, Shartsis Friese. LLP, Eclypses, and Thomson Reuters - ensuring scalability, security, and compliance.

In just four months since its beta release, WILLPORTtrust has garnered over 6,240 registered users engaging with this Multigenerational Super App. The company is committed to simplifying wealth transfer and legacy management, building significant momentum in the market. The blockchain trust deployment platform will launch in collaboration with Peak Trust in early 2026, contingent upon completing development milestones and regulatory approvals.

The Team

Officers and Directors

Name: Doris Hagans Schwartz

Doris Hagans Schwartz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Director, and Principal Accounting Officer.
  Dates of Service: September, 2015 - Present
  Responsibilities: Doris is the Founder and CEO of WILLLPORT Holdings, Inc., where she oversees innovative products such as WILLPORTtrust. Doris does not currently receive salary compensation for this role.

Name: Matthew Douglas Blattmachr

Matthew Douglas Blattmachr's current primary role is with Peak Trust Company. Matthew Douglas Blattmachr currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: April, 2023 - Present
  Responsibilities: Board Member. Matthew does not receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Peak Trust Company
  Title: President & CEO
  Dates of Service: May, 2008 - Present
  Responsibilities: Executive

Name: Judith Stertzer Paulino

Judith Stertzer Paulino's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Secretary
  Dates of Service: January, 2018 - Present
  Responsibilities: Bookkeeping. Judith does not currently receive salary compensation for this role.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The Company established the valuation for the offering. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. An existing player in the industry may acquire the Company. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the Company's best interests.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure

generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Preferred Stock in the amount of up to 1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even

if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
WILLPORT Holdings, Inc. was formed on December 1, 2023. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. WILLPORT Holdings, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation have become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance and your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, compromising our investors' security and privacy. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, resulting in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyberattacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Doris Hagans Schwartz	5,886,265	Common Stock	78.15%

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, SAFE raise 1, and SAFE raise 2. As part of the Regulation Crowdfunding raise, the Company will be offering up to 466,037 of Preferred Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 7,532,398 outstanding.

Voting Rights

There are no voting rights associated with Common Stock.

Material Rights

There are no material rights associated with Common Stock.

Preferred Stock

The amount of security authorized is 3,200,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

Liquidation Preference

Preferred holders will have certain preferences in the event of liquidation. See exhibit F for details

SAFE raise 1

The security will convert into Preferred voting shares and the terms of the SAFE raise 1 are outlined below:

Amount outstanding: $2,505,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $19,000,000.00
Conversion Trigger: Equity Financing (this Start Engine event)

Material Rights

There are no material rights associated with SAFE raise 1.

SAFE raise 2

The security will convert into Preferred voting shares and the terms of the SAFE raise 2 are outlined below:

Amount outstanding: $500,000.00
Interest Rate: 0.0%
Discount Rate: 30.0%
Valuation Cap: $19,000,000.00
Conversion Trigger: Equity Financing (this Start Engine event)

Material Rights

There are no material rights associated with SAFE raise 2.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the Company's corporate actions.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $827,000.00
  Use of proceeds: Product development
  Date: April 05, 2019
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $1,368,750.00
  Use of proceeds: Product development
  Date: June 30, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $2,505,000.00
  Use of proceeds: Product development
  Date: March 03, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $500,000.00
  Use of proceeds: Product development
  Date: March 06, 2025
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Beta revenue for fiscal year 2023 was $205,203 compared to $269,237 in fiscal year 2024.

The 31% revenue growth from 2023 to 2024 was primarily the result of licensing revenue from BETA tests within the Vouchers (RIA B2B) business. This increased BETA revenue relates to the broader testing that occurred in 2024 compared to 2023. Revenue from BETA tests in 2023 was $201,000 compared to $263,500 in 2024. It is important to note that this business is in the test/launch phase with the majority of these revenues being recognized from licensing to two customers. Under these relationships, final pricing and revenue arrangements are actively being adjusted according to the cooperation between the parties to ensure a successful launch of a "New to World" product and go to market.

To a lesser degree, revenue growth between 2023 and 2024 was favorably impacted by the increased sales in Gift Cards, Experiences, and Floral that are the direct result of increased downloads and user engagement with the WillPort Multigenerational Super App, which launched in late 2024 in the Apple and Google app stores. As the App is currently in the launch phase, no subscription fees are being charged to users to eliminate a barrier to entry. In the future, monthly subscription fees of $1.99 will be implemented when the distribution exceeds 30,000 users.

Cost of Sales

Cost of Sales for fiscal year 2023 was $5,005 compared to $5,204 in fiscal year 2024.

The increase in Costs of Sales of $199 was the result of the 25% year-over-year increase in gift card-related sales.

Gross Margins

Gross profit for fiscal year 2023 was $200,192 (97.6% of sales) compared to 264,062 (98.1% of sales) in 2024.

This increase in gross profit and gross margin was mainly the result of the increased revenue recognized in connection with the higher BETA activity in the Voucher launch activity. When more IT infrastructure becomes implemented, these margins will reduce by 20%.

Expenses

Normalized operating expenses for fiscal year 2023 were $623,764 compared to $616,797 in fiscal year 2024. These figures exclude accumulated convertible note interest of $518,933 recognized in 2024 as well as licensing fee charge-offs of $300,000 in 2023 and $50,001 in 2024 in connection with the above-mentioned collaborative BETA test efforts. The company's current cash burn rate on a normalized basis is approximately $51,000 per month.

Historical results and cash flows:

The Company is currently in the research and development stage with its blockchain deployment trust. It is generating revenues from secondary product offerings that have been previously launched (RIA Vouchers and the revenues from sales within the Multigenerational Super App). The historical cash flows will not be indicative of the revenue and cash flows expected for the future because the primary focus of the business has been the development and commercialization of a "New to World" platform and application for the democratization of micro estate and micro trust management. Previously, operating cash was primarily raised through convertible notes, SAFEs, and an $80,000 line of credit under the founder's personal credit card. The revenues in connection with preliminary licensing agreements and app-related sales, as described above, have been used to offset a portion of the expenses associated with research, development, and launch activities over the years cited. Our expectation is that, given the current burn rate and anticipated revenues, our company will be EBITA-positive as we exit 2025. Under our current expectations and assumptions, we can achieve profitability on schedule as well as drive innovation and enhancements to the platform.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 2/12/2025, the Company has capital resources available in the form of existing cash on hand $104,234, and a $23,000 line of credit and shareholder loans available. We have a SAFE open that will close prior to the Campaign.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have successfully attracted capital investment in the form of SAFEs and any additional needs would be expected to be met with additional investments. The Company is also in partnership with Peak Trust, a leading fiduciary, IRA, and Trust Management with over 25 years of operating history. They are currently a SAFE Investor and will step in for additional investment rounds. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign. Rheco Holdings, Inc. has invested over $1.2m in past rounds, and, along with Peak Trust has expressed interest in funding an additional SAFE.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary for the viability of the Company. The goal for this funding is to provide capital to scale the Voucher program, fund the BETA of the Peak Trust program, and complete the initial buildout of the Blockchain Trust BETA (mainly hiring additional Blockchain developers to accelerate the development and launch.)

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $150,000, we anticipate the Company will be able to operate for 4 months. This is based on a current monthly burn rate of $50,000, plus cash on hand, and minimal income from operations. This would support ongoing operations as the company is currently staffed.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for approximately 2.25 years. This is based on a projected monthly burn rate of $200,000 for expenses related to continued operations with the Company's current complement of staff and support.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company is focused on this StartEngine raise. 65% of our current Investors have invested in multiple rounds as we reached every milestone. We contemplate a significant B round raise in 2 years after the Trust Beta product has market traction.

Indebtedness

- Creditor: Kurt Schwartz
  Amount Owed: $40,000.00
  Interest Rate: 5.5%
  Maturity Date: July 01, 2026
  On December 29, 2023 the Company entered into a promissory note agreement with Kurt Schwartz, son of the CEO and Founder, for $20,000. On December 31, 2024, the Company amended the original agreement and borrowed an additional $20,000, for a total due of $40,000 The loan bears an interest of 5.5% per annum and is due on July 1, 2026. The Company is required to make a single interest payment of $1,565 on May 31, 2025, and starting on June 1, 2025, the Company will be required to make monthly principal and interest payments of $2,000 until the loan is paid in full.

- Creditor: Kristen Schwartz
  Amount Owed: $8,188.00
  Interest Rate: 5.5%
  Maturity Date: December 01, 2025
  On December 31, 2023, the Company entered into a promissory note agreement with Kristen Schwartz, daughter of the CEO and Founder for $10,000. The loan bears an interest of 5.5% per annum and is due on December 1, 2025. Starting on January 1, 2025, the Company will be required to make monthly principal and interest payments of $906 until the loan is paid in full

- Creditor: John Schwartz
  Amount Owed: $488,577.29

Interest Rate: 4.5%
Maturity Date: June 01, 2025
In 2023 and 2024, the company entered into a promissory note agreement with John Schwartz, son of CEO and Founder, for $488,577.29. The agreement bears interest of 4.5% per annum. Starting June 1, 2025, principal and interest payments of $5,000 are due, Additionally, the Company is required to make a $50,000 principal on November 1st of every year until the loan is paid in full.

- Creditor: Rockwell King
  Amount Owed: $25,000.00
  Interest Rate: 7.0%
  Maturity Date: May 31, 2027
  On August 29, 2023, the Company entered into a promissory note agreement with Rockwell King for $25,000 The loan bears an interest of 7% per annum and is due on May 31, 2027. The Company is required to make a single interest payment of $571 on May 31, 2025, and starting on June 1, 2025, the Company will be required to make monthly principal and interest payments of $1,824.59 until the loan is paid in full.

- Creditor: Susan Mardian
  Amount Owed: $25,000.00
  Interest Rate: 6.5%
  Maturity Date: May 31, 2027
  On December 31, 2024, the Company entered into a promissory note agreement with Susan Mardian for $25,000 The loan bears an interest of 6.5% per annum and is due on May 31, 2027. The Company is required to make a single interest payment of $571 on May 31, 2025, and starting on June 1, 2025, the Company will be required to make monthly principal and interest payments of $1,824.59 until the loan is paid in full.

- Creditor: Kevin Barret
  Amount Owed: $60,000.00
  Interest Rate: 1.0%
  Maturity Date: June 30, 2025
  On September 19, 2023, the Company entered into a promissory note agreement with Kevin Barret for $60,000. The loan bears an interest of 1% per month, and the interest rate is reduced to 0.58% starting January 1st, 2025. The Note is due on June 30, 2025.

- Creditor: John Macguire
  Amount Owed: $5,000.00
  Interest Rate: 0.0%
  On November 30, 2025, the Company entered into a promissory note agreement with John Macguire, for $15,000. The note had a flat interest rate of $900. As of December 31, 2024, the note has a balance of $5,000.

- Creditor: Recho Holdings, LLC
  Amount Owed: $124,500.00
  Interest Rate: 5.5%
  On December 31, 2024, the Company entered into a promissory note agreement with Rehco Holdings, LLC for $124,500. The loan bears an interest rate of 5.5% per annum and is due in a balloon payment within two weeks of the Company completing the $5M seed raise.

- Creditor: Paypal
  Amount Owed: $21,500.00
  Interest Rate: 35.98%
  On October 18, 2024, the Company entered into a working capital agreement with Paypal for $21,500. The agreement bears an interest rate of 35.98% and a term of 175 days. The Company is required to pay 30% of each sale processed through paypal until the loan is paid in full. As of December 31, 2024, the balance on the note was $14,108.

Related Party Transactions

- Name of Person: Kurt Schwartz
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: On December 29, 2023 the Company entered into a promissory note agreement with Kurt Schwartz, son of the CEO and Founder, for $20,000. On December 31, 2024, the Company amended the original agreement and borrowed an additional $20,000, for a total due of $40,000.
  Material Terms:

- Name of Person: Kristen Schwartz

Relationship to Company: Family member
Nature / amount of interest in the transaction: On December 31, 2023, the Company entered into a promissory note agreement with Kristen Schwartz, daughter of the CEO and Founder for $10,000.
Material Terms:

- Name of Person: John Schwartz
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: In 2023 and 2024, the company entered into a promissory note agreement with John Schwartz, son of CEO and Founder, for $488,577.29.
  Material Terms:

Valuation

Pre-Money Valuation: $19,960,854.70

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The Company only has common stock outstanding and there are no options reserved for issuance or outstanding.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $3,005,000 in SAFE notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $123,998.80 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Marketing
  13.0%
  Marketing 10% will be used for external marketing and 3 % will be used for internal marketing

- Operations and Development
  67.5%
  Operations and Development

If we raise the over allotment amount of $1,234,998.05, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  47.0%
  We will use 47% of the funds raised for new product development, employment of blockchain development and testing, and market and customer testing.

- Company Employment
  10.0%
  We will use 10% of the funds to hire key personnel for daily operations, including the following roles: minor additional headcount related to supporting growing operations. Wages to be commensurate with training, experience and position.

- Working Capital
  26.0%
  We will use 26% of the funds for working capital to cover expenses for the launch, continued innovation, and expansion as well as ongoing day-to-day operations of the Company. This would include necessary investments in technology, infrastructure, security, marketing, advertising, and other customer acquisition-related expenses.

- StartEngine Reg CF Campaign Marketing
  9.5%
  We will use 9.5% of the funds to market the crowdfunding campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at willport.com (https://willport.com/annual-reports/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/willport-trust

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR WILLPORT Holdings, Inc.

[See attached]

WILLPORT®

Willport Holdings, Inc.
(the "Company")
a Nevada Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2024 & 2023

Table of Contents

RNB CAPITAL

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Willport Holdings, Inc. Management

We have reviewed the accompanying financial statements of Willport Holdings, Inc (the Company) which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
March 2, 2025

WILLPORT HOLDINGS, INC
STATEMENT OF FINANCIAL POSITION

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets:		
Cash and cash equivalents	66,752	7,172
Accounts Receivable	262	50,025
Other Current Assets	-	100
Total Current Assets	67,013	57,298
Non-Current Assets:		
Fixed Asset - net	15,491	21,426
Intangible assets - net	1,833,541	1,928,826
Total Non-Current Assets	1,849,032	1,950,253
TOTAL ASSETS	1,916,046	2,007,550
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	100,549	98,090
Accrued Interest	12,340	-
Notes Payable - Short Term	103,874	100,000
Notes Payable - Related Party ST	107,671	-
Accrued Interest - Related Party	17,162	-
Total Current Liabilities	341,595	198,090
Non-Current Liabilities:		
Notes Payable	149,734	130,000
Notes Payable - Related Party	430,906	412,378
Convertible Notes	-	2,195,750
Total Non-Current Liabilities	580,641	2,738,128
TOTAL LIABILITIES	922,236	2,936,218
EQUITY		
Common Stock	7,532	5,886
Additional Paid in Capital	2,654,650	(52,500)
SAFE Notes	2,930,000	2,505,000
Accumulated Deficit	(4,598,373)	(3,387,054)
TOTAL EQUITY	993,810	(928,668)
TOTAL LIABILITIES AND EQUITY	1,916,046	2,007,550

See Accompanying Notes to these Unaudited Financial Statements

WILLPORT HOLDINGS, INC
STATEMENT OF OPERATIONS

	Year Ended December 31,	
	2024	**2023**
Revenues		
Sales	6,908	5,204
Voucher Beta Revenue	263,500	192,000
Discount and allowances	288	-
Cost of Sales	5,740	4,946
Gross Profit	264,380	192,258
Operating Expenses		
Advertising and Marketing	21,460	46,491
General and Administrative	97,908	99,698
Depreciation expense	5,936	5,331
Interest expense	45,773	2,603
Convertible notes interest expense - cumulative	518,933	-
Management fee	123,366	124,988
Contractors	-	-
Legal & Professional fees	122,648	2,700
Product Development	193,209	6,737
Payroll and Employee Benefit	15,274	72,700
Amortization Expense	282,436	245,277
Total Operating Expenses	**1,426,941**	**606,526**
Total Loss from Operations	**(1,162,561)**	**(414,268)**
Other (Expense)		
Bad debt expense	(50,002)	(300,000)
Total Other Income (Expense)	**(50,002)**	**(300,000)**
Net Income (Loss)	**(1,212,563)**	**(714,268)**

See Accompanying Notes to these Unaudited Financial Statements

WILLPORT HOLDINGS, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		APIC	SAFE Notes	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount				
Beginning balance at 1/1/22	-	-	(52,500)	1,915,000	(2,672,786)	(810,286)
Issuance of Common Stock	5,886,265	5,886	-	-	-	5,886
Additional Paid in Capital	-	-	-	-	-	-
Issuance of SAFE Notes	-	-	-	590,000	-	590,000
Net income (loss)	-	-	-	-	(714,268)	(714,268)
Ending balance at 12/31/22	5,886,265	5,886	(52,500)	2,505,000	(3,387,054)	(928,669)
Issuance of Common Stock	1,646,133	1,646		-	-	1,646
Additional Paid in Capital	-	-	2,707,150	-	-	2,707,150
Prior period adjustment	-	-	-	-	1,245	1,245
Issuance of SAFE Notes	-	-	-	425,000	-	425,000
Net income (loss)	-	-	-	-	(1,212,563)	(1,212,563)
Ending balance at 12/31/23	7,532,398	7,532	2,654,650	2,930,000	(4,598,372)	993,810

See Accompanying Notes to these Unaudited Financial Statements

WILLPORT HOLDINGS, INC
STATEMENT OF CASH FLOWS

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(1,212,563)	(714,268)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation Expense	5,936	5,331
Amortization Expense	282,436	245,277
Accounts Receivable	49,763	300,173
Prior period adjustment	(1,245)	
Other Current Assets	(100)	100
Accounts Payable	2,459	(19,569)
Accrued Interest	12,340	-
Accrued Interest - Related Party	17,162	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	368,750	531,313
Net Cash provided by (used in) Operating Activities	(843,812)	(182,956)
INVESTING ACTIVITIES	-	-
Fxed assets	-	(3,635)
Intangible assets	(34,654)	(360,737)
Net Cash provided by (used in) Investing Activities	(34,654)	(364,372)
FINANCING ACTIVITIES		
Convertible Notes	(2,195,750)	(50,000)
Common Stock	1,646	5,886
Additional Paid in Capital	2,707,150	-
SAFE Notes	425,000	590,000
Net Cash provided by (used in) Financing Activities	938,046	545,886
Cash at the beginning of period	7,172	8,615
Net Cash increase (decrease) for period	59,580	(1,442)
Cash at end of period	66,752	7,172

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Willport Holdings, Inc. ("the Company") was formed on October 30, 2015, as a Limited Liability Company in Delaware. On December 1, 2023, the Company converted into a Nevada Corporation. The Company plans to earn revenue from three (3) product lines. 1. WILLPORTtrust (B2B2C)-WILLPORT trust, currently under development, offers the first Blockchain trust deployment platform powered by AI for estate planning, enabling users to securely create and manage trusts online. The platform will electronically deploy monetary inheritance to Beneficiaries over time with an attached voice message or legacy video. Beneficiaries receive personalized inheritance proceeds on their WILLPORT Multigenerational Superapp (B2C), released in July 2024. 2. WILLPORTvouchers for RIA's (B2B) released in 2022 for Beta testing 3. WILLPORT Multigenerational superapp (B2C). The Company has two office locations, one in San Diego, CA, and a second in Las Vegas, NV. Additionally, the Company is considering relocating to Dallas, Texas, in late 2025. The Company's customers are located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses the past two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $66,752 and $7,172 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

Accounts Receivable

Receivables due from customers are uncollateralized customer obligations due under normal trade terms. Receivables are stated at the amount billed to the customer. Payments of receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024	2023
Computer Equipment	3	9,177	9,177
Furniture	5	31,846	31,846
Less Accumulated Depreciation		(25,532)	(19,597)
Totals		**15,491**	**21,426**

Intangible Assets

The Company has incurred $2,764,271 in development costs related to the development of the blockchain trust, vouchers, and their APP. The Company is required to follow the guidance of Accounting Standards Codification 985 ("ASC 985"), Software—Costs of Software to Be Sold, Leased, or Marketed. ASC 985 requires companies to capitalize development costs once technological feasibility is established.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Development is amortized on a straight-line basis over its estimated useful life which is determined to be 15 years.

Additionally, the Company has incurred $81.745 in trademark and patent cost and Organizational cost totaling $74,240. The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting. ASC 350 requires companies to capitalize trademark, patent and organizational costs , and amortize these costs on a straight-line basis over the estimated useful life of the respective asset. These costs are amortized on a straight-line basis over its estimated useful life which is determined to be 10 years.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

WILLPORTvouchers for RIA's

The Company plans to earn revenues through the WILLPORTvouchers for RIA's, which is currently in Beta release. The voucher program will allow the delivery of an admin panel in which wealth advisors can create three types of vouchers for their clients: an immediate gift-trading account voucher, which enables the benefactor to to give the beneficiary a specific amount in a trading account, which can only be redeemed with an RIA account; an investment coaching voucher; and the AfterLife inheritance voucher. These allow a Benefactor to give inheritance while alive by creating a trading account for their beneficiary, or in a TRUST, and gain peace of mind that their beneficiary will have a relationship and trading account with the Benefactor's Wealth Advisor. Additionally, the immediate gift and investment coaching vouchers require the beneficiary to work with the advisor and receive investment guidance for at least 18 months.

The RIAs will pay an annual licensing fee to use the voucher portal. Additionally, a fee of $85 will be charged for each voucher that is produced. The Company's performance obligation is to ensure that the voucher portal is available to the Company's clients and that vouchers are correctly generated.

WILLPORT Multigenerational Superapp - B2C

The Company earns revenues through the WILLPORT Multigenerational APP, which was released in July 2024, with 6,200 users as of December 31, 2024. The APP allows customers to connect to those individuals close to them and send money and gifts, invest, send personalized messages, find a wealth advisor, and receive the information and personalization of inheritance. The APP is currently free to download on the app store, and once the APP reaches 30,000 users, a $1.99 subscription fee will be implemented. Additionally, the Company receives a commission on all products purchased on the platform. The Company's performance obligation is to ensure the functionality of the APP.

Blockchain Deployment Trust

The Company plans to generate revenues through its Blockchain deployment trust, currently under development. Once in Beta testing, Peak Trust will be the Company's Beta Partner. The Blockchain trust will allow users to set up a revocable trust online and have inheritance proceeds sent directly to their Beneficiaries. Customers will pay a trust set-up fee, and an annual licensing fee will be charged to add photos and videos and make changes to their plans. Additionally, RIAs and Trustee partners will pay licensing fees, basis points for deposit accounts, and basis points for new customers.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of bank service charges, travel expenses, utilities, membership and subscriptions, conventions, processing fees, rent, and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

On December 29, 2023 the Company entered into a promissory note agreement with Kurt Schwartz, son of the CEO and Founder, for $20,000. On December 31, 2024, the Company amended the original agreement and borrowed an additional $20,000, for a total due of $40,000. See Note 5

On December 31, 2023, the Company entered into a promissory note agreement with Kristen Schwartz, daughter of the CEO and Founder for $10,000. See Note 5.

In 2023 and 2024, the company entered into a promissory note agreement with John Schwartz, son of CEO and Founder, for $488,577.29. See Note 5

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Notes Payable - Related Party:

On December 29, 2023 the Company entered into a promissory note agreement with Kurt Schwartz, son of the CEO and Founder, for $20,000. On December 31, 2024, the Company amended the original agreement and borrowed an additional $20,000, for a total due of $40,000 The loan bears an interest of 5.5% per annum and is due on July 1, 2026. The Company is required to make a single interest payment of $1,565 on May 31, 2025, and starting on June 1, 2025, the Company will be required to make monthly principal and interest payments of $2,000 until the loan is paid in full. See Note 3

On December 31, 2023, the Company entered into a promissory note agreement with Kristen Schwartz, daughter of the CEO and Founder for $10,000. The loan bears an interest of 5.5% per annum and is due on December 1, 2025. Starting on January 1, 2025, the Company will be required to make monthly principal and interest payments of $906 until the loan is paid in full. See Note 3

In 2023 and 2024, the company entered into a promissory note agreement with John Schwartz, son of CEO and Founder, for $488,577.29. The agreement bears interest of 4.5% per annum. Starting June 1, 2025, principal and interest payments of $5,000 are due, Additionally, the Company is required to make a $50,000 principal on November 1st of every year until the loan is paid in full. See Note 3

Notes Payable:

In 2023 and 2024, the Company entered into various promissory note agreements. The Company can renegotiate the repayment period of most of the notes.

On August 29, 2023, the Company entered into a promissory note agreement with Rockwell King for $25,000 The loan bears an interest of 7% per annum and is due on May 31, 2027. The Company is required to make a single interest payment of $571 on May 31, 2025, and starting on June 1, 2025, the Company will be required to make monthly principal and interest payments of $1,824.59 until the loan is paid in full.

On December 31, 2024, the Company entered into a promissory note agreement with Susan Mardian for $25,000 The loan bears an interest of 6.5% per annum and is due on May 31, 2027. The Company is required to make a single interest payment of $571 on May 31, 2025, and starting on June 1, 2025, the Company will be required to make monthly principal and interest payments of $1,824.59 until the loan is paid in full.

On September 19, 2023, the Company entered into a promissory note agreement with Kevin Barret for $60,000. The loan bears an interest of 1% per month, and the interest rate is reduced to 0.58% starting January 1st, 2025. The Note is due on June 30, 2025.

On November 10, 2023, the Company entered into a promissory note agreement with Ben Ness, for $75,000. The note is due upon the closing of the See A round, or within 240 days whichever comes first. The interest on the note is based on when the note is paid. As of December 31, 2024, the note was paid in full.

On November 30, 2025, the Company entered into a promissory note agreement with John Macguire, for $15,000. The note had a flat interest rate of $900. As of December 31, 2024, the note has a balance of $5,000.

On December 31, 2024, the Company entered into a promissory note agreement with Rehco Holdings, LLC for $124,500. The loan bears an interest rate of 5.5% per annum and is due in a balloon payment within two weeks of the Company completing the $5M seed raise.

On October 18, 2024, the Company entered into a working capital agreement with Paypal for $21,500. The agreement bears an interest rate of 35.98% and a term of 175 days. The Company is required to pay 30% of each sale processed through paypal until the loan is paid in full. As of December 31, 2024, the balance on the note was $14,108.

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes was 5%. The amounts are to be repaid at the demand of the holder prior to conversion and matured in 2024. The notes are convertible into shares of the Company's common stock at a 15% discount during a change of control or qualified financing event. In 2024, the convertible notes totaling $2,195,750 were converted into equity, which in turn required the Company to incur $518,933 in interest expense.

Debt Summary

				For the Year Ended December 2024				For the Year Ended December 2023			
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Convertible Notes	2,195,750	6%-10%	2024	-	-	-	-	2,195,750	-	2,195,750	-
Note Payable - Related Party	538,577	4.5%-5.5%	Multiple	107,671	430,907	538,577	17,162	-	412,378	412,378	-
Note Payable	361,000	1%-35.98%	2024-2027	103,874	149,735	253,608	12,340	100,000	130,000	230,000	-
Total				211,544	580,641	792,186	29,502	2,295,750	542,378	2,838,128	-

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	7,392
2025	206,544
2026	260,427
2027	102,483
Thereafter	217,731

NOTE 6 – EQUITY

The Company has authorized 15,000,000 of common shares with a par value of $0.001 per share. 7,532,298 and 5,886,265 shares were issued and outstanding as of December 31, 2024, and December 31, 2023, respectively.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Simple Agreements for Future Equity (SAFE)

During the periods ending December 31, 2024, and 2023, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event. Each agreement is subject to a pre or post money valuation cap. The total amount of the SAFES are $2,930,000 and $2,505,000 as of December 31, 2024, and December 31, 2023, respectively. The valuation caps of the agreements entered were $19M.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 2, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF WILLPORT TRUST

Estate Planning and Trusts Made Effortless, Secure, and Smart

Powered by AI and blockchain, WILLPORTtrust (currently in development) will help you create, manage, and deliver your estate plan and trust with confidence. It will streamline an antiquated process using easy-to-fill forms, delivering your money directly and electronically to beneficiaries—accompanied by your voice or video message—ensuring your legacy lasts for generations.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


WILLPORTtrust
Transforming how you plan, protect and deliver your estate plan with the power of blockchain technology.
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WILLPORTtrust is currently under development.

$167,966.35 Raised

OVERVIEW | ABOUT | TERMS | UPDATES | REWARDS | DISCUSSION | INV

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$2.65 Per Share

RAISED	INVESTORS
$167,966.35	27
MIN INVEST	**VALUATION**
$498.20	$19.96M

REASONS TO INVEST

- **Solving a Critical Need:** WILLPORTtrust (currently in development) simplifies estate planning with an affordable, secure platform powered by blockchain and AI, addressing the complexities of traditional methods.

- **Experienced Leadership:** Led by a team of experts in estate law, finance, and technology, including partnerships with Peak Trust, Eclypses, and Thomson Reuters for secure, innovative solutions.

- **Strong Market Potential:** With $5.2M raised and a rapidly growing user base of 6,240 in just four months, WILLPORTtrust aims to leverage innovative technology to simplify estate planning, with the potential to significantly impact the industry.

TEAM



Doris Hagans Schwartz • Founder, Chief Executive Officer, Principal Accounting Officer, and Director

Doris is a Chief Executive Officer with a track record in international Mergers and Acquisitions and the banking sector. Her entrepreneurial spirit is backed by comprehensive expertise in Finance, Banking, Strategic Partnerships, M&A, and Private Equity. Motivated by her personal experiences caring for her aging mother, Doris identified the necessity to modernize the inheritance trust process. This realization propelled her to assemble a team of leading legal, financial, and technology professionals, driving innovation in trust deployment and legacy transmission for future generations.

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Matthew Douglas Blattmachr • Director

Matthew has over 17 years of experience in the trust, estate, and fiduciary, with expertise in trust administration, private foundations, and estate planning structures.

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Judith Stertzer Paulino • Board Secretary

Judith serves as Board Secretary and has over 20 years working in the financial industry with an emphasis in human resources, project management and administration. Judi has been with WILLPORT since implementation and has a passion on how this platform can improve the way we keep family and friends united.

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Edward R. James, III • Contract Strategic Financial Advisor

Edward R. James, III is a financial executive with over 25 years of experience in transforming financial operations across SaaS, FinTech, PropTech, and professional services. He has led initiatives that resulted in over $4 billion in capital raises, strategic mergers, and business scaling, focusing on public, private, and private equity-backed companies.

Currently, he is a Contract Strategic Financial Advisor at WILLPORT, dedicating about 20 hours per month to financial forecasting, modeling, and planning. He is being considered for a full-time CFO role as needs evolve.

Edward holds an MBA in Finance from Cumberland University and a BSBA from Mississippi College, known for his strategic vision and operational excellence in dynamic business environments.

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Why utilizing WILLPORTtrust will be Better than a Will

- **Avoids Probate** - Trusts bypass the lengthy and costly probate process, allowing for quicker distribution of assets to beneficiaries. We partner with fiduciaries to protect your assets.
- **Privacy Protection** - Unlike wills, which become public records, trusts maintain confidentiality, keeping family matters private.
- **Control Over Distribution -** Trusts allow precise control over when and how assets are distributed, accommodating specific needs and circumstances. With WILLPORTtrust, you will be able to establish your "Trust Deployment Timeline," allowing cash to be electronically distributed over time to beneficiaries with attached messages and videos.
- **Incapacity Planning** - Trusts provide provisions for managing assets if the trust creator becomes incapacitated, ensuring continuity in financial management.
- **Tax Benefits** - Certain trusts can offer tax advantages, potentially reducing the tax burden on beneficiaries.


AVOIDS PROBATE
Trusts bypass the lengthy and costly probate process, allowing for quicker distribution of assets to beneficiaries. We partner with fiduciaries to protect your assets.
PRIVACY PROTECTION
Unlike wills, which become public records, trusts maintain confidentiality, keeping family matters private.
DISTRIBUTION CONTROL
Trusts allow precise control over when and how assets are distributed, accommodating specific needs and circumstances. With WILLPORTtrust, you are in control of establishing your "Trust Deployment Timeline," allowing cash to be electronically distributed over time to beneficiaries with attached messages and videos.
WILLPORT VS WILL
INCAPACITY PLANNING
Trusts provide provisions for managing assets if the trust creator becomes incapacitated, ensuring continuity in financial management.
TAX BENEFITS
Certain trusts can offer tax advantages, potentially reducing the tax burden on beneficiaries.

**WILLPORTtrust is currently under development*

THE PITCH

The Future of Estate Planning - Access, Automated, and Built to Last

The $83 trillion wealth transfer will occur now and over the next 20 years, but most families aren't prepared.

WILLPORTtrust is redefining estate planning with an AI and blockchain-powered platform that will simplify creating trusts and transferring wealth. Led by a team with extensive expertise in estate law and fintech, the company has developed innovative solutions like timed disbursements and personalized legacy messaging. With $5.2M raised and over 6,240 users of the WILLPORT Multigenerational Superapp beta within four months of the app beta launch, WILLPORTtrust aims to address the $83T in assets set to change hands over the next 20 years, streamlining this generational wealth transfer opportunity with innovative technology.

Simple – Set up a trust in a fraction of the time, including streamlined legal processes for creating and distributing monetary assets.

- Personalized – Attach voice and video messages to inheritance delivery.
- Secure – AI-assisted fraud protection and blockchain security.
- Cost-Effective & Accessible – A fraction of the cost of traditional trusts, designed for all—not just the ultra-wealthy.
- 6,240+ users onboarded in just four months of App release.
- $5.2M raised from 50 investors.
- 130 Countries supported for International payments.
- Strategic partners include Peak Trust, KPMG, Thomson Reuters, and Dwolla.

This is not just wealth transfer—it's generational wealth-building.


WILLPORTtrust.
THE TRUST FORMULA
Protect, Empower, and Secure Your Family's Future
• Transfer funds
• Invest
• Share gifts
• Receive Inheritances
• Create memorable moments with your loved ones
START A FAMILY
WORK HARD TO FINANCIALLY EMPOWER YOUR FAMILY'S NEXT GENERATION
USE WILLPORTtrust TO EASILY CREATE AN EARLY TRUST FOR YOUR BENEFICIARIES WITH AI ALERTS AND BLOCKCHAIN SECURITY
YOUR PERSONAL MESSAGE DELIVERED SECURELY TO THE PALM OF YOUR BENEFICIARIES HAND

**WILLPORTtrust is currently under development*

the PROBLEM & OUR SOLUTION

$83 Trillion is Moving - We're Ensuring It Lasts For Generations

The Problem:
Estate planning is complicated, expensive, and inaccessible for millions, leaving families without the tools to protect and grow their legacy. Traditional methods are time-consuming, costly, and lack personalization—making it challenging to manage wealth transfers effectively. With $83 trillion set to transfer across generations in the next 20 years, the need for a modern, accessible solution has never been greater.

Without the right tools, most of this wealth will disappear—90% of inherited wealth is lost by the third generation. Willport isn't just preventing loss—it's transforming inheritance into active, growing wealth that lasts. Yet, nearly 49% of mid-tier families lack access to estate planning solutions, leaving their financial legacies vulnerable. They create a will, which is subject to probate. Willport bridges this gap—delivering an affordable, secure, and seamless trust for families to build lasting generational wealth.

The Solution:
We believe Willport is the only platform built for the 49% of families left out of traditional estate planning, delivering a cost-effective, secure, and effortless way to preserve and grow wealth across generations. By leveraging AI and blockchain, Willport will automate trust creation and management, allowing users to schedule timed disbursements, set asset distribution criteria, and attach personal legacy messages like videos or notes.

Explicitly designed for mid-tier families who lack access to traditional estate planning tools, Willport makes estate and legacy planning simple, accessible, and affordable. Our Multigenerational Super App extends these capabilities by offering domestic and international payments, micro-investing, gift transfers, and access to both wealth and legal advisors—all within a seamless digital experience.

With your hard-earned earnings at risk of disappearing within three generations, Willport provides a direct solution to preventing wealth loss and transforming passive inheritance into active, growing wealth. Our scalable revenue model—including subscription fees, transaction commissions, and white-label partnerships—ensures both accessibility for families and long-term sustainable growth.

THE CHALLENGE OF ESTATE PLANNING

AFFORDABLE TRUST CREATION

AI & BLOCKCHAIN INTEGRATION

PERSONALIZED LEGACY MESSAGES

SECURE DATA TRANSFERS

**WILLPORTtrust is currently under development*

COMPANY OVERVIEW

Estate & Legacy Planning, Reimagined - For Everyone.

Estate planning hasn't changed in decades—it's still:

- Expensive – Traditional trusts cost thousands in legal and trustee fees.
- Outdated – Relying on paper-based, slow processes or current online platforms that create a final document that is difficult to amend or make changes. It's also confusing.
- Exclusive – Built for the top 1% of the wealth band, leaving millions behind.

Willport will change that.

We're building an intelligent, cost-effective, automated estate-planning platform that makes trust creation, electronic wealth transfer, and financial legacy management accessible to everyone. This ensures that wealth transfers grow and carry forward the values, wisdom, and wishes of loved ones.

With built-in personalization features, Willport will also allow families to attach videos and voice messages to inheritances, preserving financial assets and the legacy, stories, and guidance that make generational wealth truly meaningful. This ensures your loved ones hear your voice long after you're gone.

Who We Serve:

- First-generation wealth builders, mid-sector households, and families wanting to deploy Trust liquid financial assets directly to their beneficiaries over time, with personal messages or videos.
- Wealth advisors trust lawyers, and trustees seek creation and deployment tools to open their market to "the rest of us."
- Families seeking secure, tech-driven estate planning

How We Operate:

- Willport operates on a diversified revenue model, supporting long-term scalability and recurring income streams. Our model includes:
- Subscription-based commissions and transaction fees for the APP
- Transaction commissions and licensing fees for Advisors and Trust Lawyers
- White-label services for financial institutions & fiduciaries
- Future financial advisory integrations and rev-share with Trustees

THE MARKET & OUR TRACTION

From Vision to Execution: Proven Traction & Scalable Growth

Willport is more than an idea—it's an evolving platform with real traction, strategic partnerships, and a clear path toward growth in the market.

Streamlining an antiquated industry:
Online forms companies have entered the market in the past few years, streamlining the ability to go online, set up your estate plan, and complete the documentation process. WILLPORTtrust has taken this to the next level. Using AI and running on blockchain, WPT will allow users to affordably set up a trust online and add cash, retirement funds, life insurance proceeds, personal messages, and legacy videos. The platform will electronically deploy money and messaging directly to beneficiaries.

In the United States, high-net-wealth individuals (the "Top 1%") can effectively access sophisticated trust administration to affect wealth transference for multiple generations.WILLPORTtrust can be an option within their estate plan.

On the other end of the wealth spectrum in the US, the "Bottom 50%" do not typically accumulate assets that would ultimately transfer to a beneficiary.

Between the wealth bands above, 49% of US households will accumulate a modest amount of wealth, don't have access to Estate Planning or investigating wealth transference options. **These households are WillPortTrust's target market.**

This market contains over 66% of household wealth in the United States, or about $83 trillion. WillPortTrust targets only the liquid or near-liquid areas of net wealth, mainly accumulated cash (banks/brokerage/retirement accounts) and insurance proceeds. These pools of assets are significant.

Momentum So Far:

- $5.2M raised. 65% of investors reinvested - proof of momentum and belief in our model
- 6,240+ users onboarded in just 4 months for the Multigenerational Superapp - validating demand before full trust deployment, $272,000 in Beta revenue for 2024
- Strategic partnerships with Peak Trust, KPMG, Shartsis Freise, Eclypses, and Thomson Reuters - ensuring scalability, security, and compliance.

The demand is confirmed, the execution is strong, and the market is growing. Willport is poised to capitalize on the future of generational wealth expansion.

Additional Traction Highlights


WHAT OUR USERS ARE SAYING
THIS APP MAKES MY LIFE EASIER!
"I'm a busy woman with several kids, and WILLPORT has made it so easy for me to schedule and keep track of all the gift-giving I need to do. Now, I never miss an important date. With just a few taps, I can send gifts anywhere, even on short notice!"
EMILY R.
NEVER FORGET FAMILY AND FRIENDS!

"Wonderful app—so easy to set up and use! I love being able to securely transfer money and send unique gifts like experiences or flowers, all with a personal touch. The calendaring feature keeps me connected to my loved ones' special moments."

JOHN M.

★★★★★ **A MUST-HAVE FOR PLANNED & LAST-MINUTE GIFTING!**

"WILLPORT is my go-to app for remembering occasions and sending meaningful gifts. From flowers to voice greeting cards, it's perfect for both planned and last-minute surprises. I highly recommend it to anyone who wants to stay thoughtful and organized."

SOPHIA L.

**These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success. WILLPORTtrust is currently under development*

- **Notable Investors:**
  - Raised $5.2M from 50 investors, including wealth managers, legal experts, and tech entrepreneurs who have contributed to the platform's growth and development. 65% of the investors were repeat investors, investing in each milestone development.
- **Key Partnerships:**
  - Collaborations with Peak Trust for beta testing, Eclypses for blockchain security, and Thomson Reuters for compliance solutions highlight our commitment to robust and innovative partnerships.
- **Leadership Team Expertise:**
  - The WILLPORT team, led by Doris Schwartz, boasts decades of experience in estate law, fintech, and blockchain technology. Additionally, our advisory board includes the CEO of Peak Trust and advisory experts from KPMG, Morrison Foerster, and ShartisFriese, supporting compliance and operational excellence.
- **Blockchain Safety:**
  - Blockchain aids digital asset management and inheritance via decentralized identity, self-sovereign identity (SSI), and smart contracts, enhancing estate planning and secure transfers. WPT partners with trustees (Fiduciaries) and wealth advisors to offer a public platform.

OUR TECHNOLOGY

Proprietary AI & Blockchain: Secure, Intelligent, and Built for Long-Term Wealth Growth

Traditional estate planning is outdated, inefficient, and designed for the ultra-wealthy. Willport is transforming the system with purpose-built AI and blockchain—not off-the-shelf solutions—ensuring the product is positioned to grow across generations.

Our AI-powered Smart Trusts will continuously adapt to life events, tax law changes, and financial shifts, providing real-time alerts and personalized recommendations to optimize estate plans. This ensures families can proactively manage their wealth and distributions rather than react to outdated legal structures.

Meanwhile, our blockchain-backed infrastructure will increase protection against tampering, be fraud-resistant, and fully transparent—eliminating inefficiencies and safeguarding assets for generations.

What Sets Willport Apart:

- **Direct Deployment:** Trusts will automate wealth distribution over time, electronically, and directly to beneficiaries with an attached message or video.
- **Proprietary AI Planning Engine:** Tracks life events and tax changes in real time, providing alerts and personalized adjustments to ensure the trust remains optimized. Patents pending.
- **Blockchain Security:** A decentralized, fraud-resistant system that ensures complete transparency and security through digital asset management & inheritance via decentralized identity, self-sovereign identity (SSI), and smart contracts.
- **Real-Time Fraud Prevention:** AI-driven identity verification and risk mitigation will protect assets at every step.
- **Seamless Digital Access:** A modern, intuitive platform making estate planning simple, accessible, and scalable.

Embrace the future of Estate Planning with WILLPORTtrust , where your legacy is our mission.


What Sets WILLPORT Apart
DIRECT DEPLOYMENT
Trusts Automate wealth distribution over time, electronically, and directly to beneficiaries with an attached message or video.
01
PROPRIETARY AI PLANNING
Tracks life events and tax changes in real time, providing alerts and personalized adjustments to ensure the trust remains optimized. Patents pending.
02
BLOCKCHAIN SECURITY
A decentralized, fraud-resistant system that ensures complete transparency and security through digital asset management & inheritance via decentralized identity, self-sovereign identity (SSI), and smart contracts.
03
REAL-TIME FRAUD PREVENTION
AI-driven identity verification and risk mitigation protecting assets at every step.
04
SEAMLESS DIGITAL ACCESS
A modern, intuitive platform making estate planning simple, accessible, and scalable.
05

**WILLPORTtrust is currently under development*

THIS CAMPAIGN PAGE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ABOUT

HEADQUARTERS
1645 Village Center Circle #200
Las Vegas, NV 89134

WEBSITE
View Site

Powered by AI and blockchain, WILLPORTtrust (currently in development) will help you create, manage, and deliver your estate plan and trust with confidence. It will streamline an antiquated process using easy-to-fill forms, delivering your money directly and electronically to beneficiaries—accompanied by your voice or video message—ensuring your legacy lasts for generations.

TERMS

Willport Trust

Overview

PRICE PER SHARE
$2.65

VALUATION
$19.96M

DEADLINE
Aug. 19, 2025 at 6:59 AM UTC

FUNDING GOAL
$124K - $1.23M

Breakdown

MIN INVESTMENT
$498.20

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,998.05

SHARES OFFERED
Preferred Stock

MIN NUMBER OF SHARES OFFERED
46,792

MAX NUMBER OF SHARES OFFERED
466,037

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$1,916,046	$2,007,550
Cash & Cash Equivalents	$66,752	$7,172
Accounts Receivable	$262	$50,025
Short-Term Debt	$341,595	$198,090
Long-Term Debt	$580,641	$2,738,128
Revenue & Sales	$270,408	$197,204
Costs of Goods Sold	$5,740	$4,946
Taxes Paid	$0	$0
Net Income	-$1,212,563	-$714,268

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>*Investment Incentives & Bonuses</u>

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 12% bonus shares

Early Bird 2: Invest $1,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $5,000+ within the first 2 weeks | 18% bonus shares

Early Bird 4: Invest $10,000+ within the first 2 weeks | 22% bonus shares

Early Bird 5: Invest $25,000+ within the first 2 weeks | 26% bonus shares

Early Bird 6: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 8% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 9% bonus shares

Amount-Based Perks

Fiduciary Founder: Invest $500 - Includes online webinar access to blockchain trust insights + 2% bonus shares.

Trust Innovator: Invest $1,000 - Exclusive webinar with CEOs on the future of wealth tech + 3% bonus shares.

Wealth Chain Architect: Invest $5,000 - Invitation to a virtual FinTech conference + 6% bonus shares.

Legacy Builder: Invest $10,000 - Personalized digital asset management consultation + 9% bonus shares.

Inheritance Vanguard: Invest $25,000 - Premium digital inheritance planning session + 14% bonus shares.

Blockchain Benefactor: Invest $50,000 - Annual VIP Fintech Symposium invite + 18% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

WILLPORTtrust will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $2.65 / share, you will receive 110 shares of Preferred Stock, meaning you'll own 110 shares for 265.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

ALL UPDATES

05.29.25

Notice of Material Change in Offering

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Willport Trust offering. Here's an excerpt describing the specifics of the change:

Issuer is extending their campaign end date to August 18th, 2025.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

04.23.25

Notice of Material Change in Offering

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Willport Trust offering. Here's an excerpt describing the specifics of the change:

---

1. Included $3M outstanding SAFEs to company securities section that had been previously omitted 2. Clarified on the campaign page and in the filing that the WILLPORTtrust blockchain trust deployment platform is currently under development 3. Noted preferred stockholders will have liquidation preference in the event preferred is issued 4. Added video on campaign page

---

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$500

Fiduciary Founder

Invest $500 - Includes online webinar access to blockchain trust insights + 2% bonus shares.

Select

$1,000

Trust Innovator

Invest $1,000 - Exclusive webinar with CEOs on the future of wealth tech + 3% bonus shares.

Select

$5,000

Wealth Chain Architect

Invest $5,000 - Invitation to a virtual FinTech conference + 6% bonus shares.

Select

$10,000

Legacy Builder

Invest $10,000 - Personalized digital asset management consultation + 9% bonus shares.

Select

$25,000

Inheritance Vanguard

Invest $25,000 - Premium digital inheritance planning session + 14% bonus shares.

Select

$50,000

Blockchain Benefactor

Invest $50,000 - Annual VIP Fintech Symposium invite + 18% bonus shares.

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

JB

JD Bertron
a month ago

Why don't they list at least one technical team member ? Seems like that would be important for a 'blockchain solution'.

Show less

0 0

GH

Grigore Hreniuc
3 months ago

Are there any benefits for people already have a Living Trust to use your site? How much cost to use your site to prepare a Living Trust compared with what's available to the market today?

Show less

1 0

DS

Doris Hagans Schwartz
Willport Trust • 3 months ago

One key benefit is that liquid assets (cash) can be seamlessly deployed to your beneficiaries electronically, accompanied by a voice message or video—delivered over time, after you're no longer around.

The advantages of blockchain over traditional systems are numerous. By streamlining and automating certain processes, blockchain reduces costs while enhancing efficiency and security.

Great questions! Our Beta release is scheduled for 2026, and we'll be sure to add you to our announcement list.

As for trusts, a new trust can be created, and assets can be transferred from an existing one. However, the process and implications depend on whether the original trust is revocable or irrevocable.

Show less

0

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The largest wealth transfer in history is underway. Over the next 20 years, an estimated $84 trillion is expected to pass from one generation to the next.

But many families may not have the right tools to protect that legacy. Historically, estate planning has served primarily the ultra-wealthy—leaving nearly half of U.S. households without modern, affordable solutions.

Without a plan in place, wealth can disappear.

Studies suggest that up to 90% of inherited wealth may be lost by the third generation.

WILLPORTtrust was created to help families build a better path forward.

At WILLPORTtrust, we're reimagining estate planning using technology—combining purpose-built AI with blockchain infrastructure to help individuals and families create digital trusts in minutes.

No lawyers. No piles of paperwork.

Just a name and a phone number to add beneficiaries.

Funds can be scheduled to deploy over time, with personalized videos or messages to make every transfer more meaningful.

Our proprietary AI engine is built to adapt over time—tracking life changes, tax law shifts, and financial needs to provide personalized insights and suggestions.

Our system is built with blockchain-backed security and fraud protection at its core—aiming to safeguard assets while maintaining transparency and control.

WILLPORTtrust is being developed by a team with deep expertise in estate law, wealth management, and fintech. We're collaborating with trusted partners and institutions to bring this platform to life.

The business model of WILLPORTtrust is designed to deliver a modern, scalable, and inclusive approach to estate and legacy planning, targeting a wide range of households, allowing the 49% of U.S. families traditionally excluded from trust services.

Our goal is to make generational wealth planning accessible—not just to the top 1%—but to millions of families who want more control over their financial future.

This is more than just a digital trust. It's a platform that helps families pass down not only their assets—but also their values, their voice, and their story.

Because we believe wealth is more than money. It's the memories, wisdom, and love you leave behind.

Be part of the future of legacy planning.

Join us on StartEngine.

Visit StartEngine.com/WILLPORTtrust to learn more and invest today.

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA and SIPC. Investing in this offering is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FRANCISCO V. AGUILAR
Secretary of State

DEANNA L. REYNOLDS
Deputy Secretary for Commercial Recordings

STATE OF NEVADA

OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings Division
401 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7141

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Certified Copy

3/12/2025 4:52:46 PM

Work Order Number: W2025031202035
Reference Number: 20254736114
Through Date: 3/12/2025 4:52:46 PM
Corporate Name: WILLPORT Holdings, Inc.

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number	Description	Number of Pages
20254735858	Amendment After Issuance of Stock	6

Certified By: Ashley Popham
Certificate Number: B202503125523281
You may verify this certificate
online at https://www.nvsilverflume.gov/home

Respectfully,

FVAguilar

FRANCISCO V. AGUILAR
Nevada Secretary of State

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Filed in the Office of	Business Number E36681942023-4
	Filing Number 20254735858
Secretary of State State Of Nevada	Filed On 3/12/2025 3:20:00 PM
	Number of Pages 6

Profit Corporation:
Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:

Name of entity as on file with the Nevada Secretary of State: WILLPORT Holdings, Inc.

Entity or Nevada Business Identification Number (NVID): E36681942023-4

2. Restated or Amended and Restated Articles: (Select one)

(If amending and restating only, complete section 1,2 3, 5 and 6)

[X] Certificate to Accompany Restated Articles or Amended and Restated Articles

[ ] Restated Articles - No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on:
The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate.

[X] Amended and Restated Articles

* Restated or Amended and Restated Articles must be included with this filing type.

3. Type of Amendment Filing Being Completed: (Select only one box)

(If amending, complete section 1, 3, 5 and 6.)

[ ] Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.380 - Before Issuance of Stock)

The undersigned declare that they constitute at least two-thirds of the following: (Check only one box) [ ] incorporators [ ] board of directors

The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued

[X] Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: More than 78%

Or [ ] No action by stockholders is required, name change only.

[ ] Officer's Statement (foreign qualified entities only) -

Name in home state, if using a modified name in Nevada:

Jurisdiction of formation:

Changes to takes the following effect:

[ ] The entity name has been amended.
[ ] The purpose of the entity has been amended.
[ ] The authorized shares have been amended.
[ ] Other: (specify changes)

[ ] Dissolution
[ ] Merger
[ ] Conversion

* Officer's Statement must be submitted with either a certified copy of or a certificate evidencing the filing of any document, amendatory or otherwise, relating to the original articles in the place of the corporations creation.

This form must be accompanied by appropriate fees.

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:
Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

4. Effective Date and Time: (Optional)	Date: Time: (must not be later than 90 days after the certificate is filed)
5. Information Being Changed: (Domestic corporations only)	Changes to takes the following effect: ☐ The entity name has been amended. ☐ The registered agent has been changed. (attach Certificate of Acceptance from new registered agent) ☐ The purpose of the entity has been amended. ☒ The authorized shares have been amended. ☐ The directors, managers or general partners have been amended. ☐ IRS tax language has been added. ☐ Articles have been added. ☐ Articles have been deleted. ☒ Other. The articles have been amended as follows: (provide article numbers, if available) The articles have been amended as set forth on the attached pages. (attach additional page(s) if necessary)
6. Signature: (Required)	X [signature] President Signature of Officer or Authorized Signer Title X Signature of Officer or Authorized Signer Title *If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

Please include any required or optional information in space below:
(attach additional page(s) if necessary)

The articles of incorporation of WILLPORT Holdings, Inc. are hereby amended and restated as set forth in the pages attached hereto, which are incorporated herein by this reference.

[See attached pages.]

This form must be accompanied by appropriate fees.

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
WILLPORT HOLDINGS, INC.

(Pursuant to Nevada Revised Statutes 78.390 and 78.403)

FIRST: The name of this corporation is WILLPORT Holdings, Inc. (the "**Corporation**").

SECOND: The registered office of the Corporation shall be the street address of its registered agent in the State of Nevada. The Corporation may, from time to time, in the manner provided by law, change the registered agent and registered office within the State of Nevada. The Corporation may also maintain an office or offices for the conduct of its business, either within or without the State of Nevada.

THIRD: The members of the governing board of the Corporation are styled as directors. The board of directors of the Corporation (the "**Board**") shall be elected in such manner as shall be provided in the bylaws of the Corporation (as amended from time to time, the "**Bylaws**"). The number of directors may be changed from time to time in such manner as provided in the Bylaws.

FOURTH: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which the corporation may be organized under the Nevada Revised Statutes ("**NRS**").

FIFTH: The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 18,200,000. The Corporation has two classes of stock, respectively referred to as Common Stock and Preferred Stock. There are 15,000,000 shares of authorized Common Stock, $0.001 par value per share ("**Common Stock**"), and 3,200,000 shares of authorized Preferred Stock, $0.001 par value per share ("**Preferred Stock**"). The capital stock of the Corporation, after consideration for the issuance thereof has been paid in such consideration permitted under the NRS as the directors shall determine, shall not be subject to assessment to pay the debts of the Corporation, nor for any other purpose, no stock issued as fully paid shall ever be assessable or assessed, and these Articles of Incorporation (as amended from time to time, the "**Articles**") shall not be amended in this respect.

The following is a statement of the designations and the powers, preferences and special rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

(A) COMMON STOCK

1. General. Except as otherwise provided by the NRS, a record holder of Common Stock shall be entitled to one vote for each share of Common Stock so held. No holder of Common Stock shall have the right to cumulate votes. The holders of Common Stock shall not have any conversion, redemption or preemptive rights. The holders of Common Stock shall be

entitled to receive dividends or other distributions when, as and if declared by the Board out of assets legally available therefor. Upon the dissolution, liquidation or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and subject to the rights, if any, of the holders of any outstanding class or series of stock (including the Preferred Stock) having a preference over or the right to participate with the Common Stock with respect to the distribution of assets of the Corporation upon such dissolution, liquidation or winding up of the Corporation, the holders of Common Stock shall be entitled to receive the remaining assets of the Corporation available for distribution to its stockholders ratably in proportion to the number of shares of Common Stock held.

(B) PREFERRED STOCK

The shares of the Preferred Stock shall have the powers, preferences and special rights set forth in this Part B of this Article Fifth. Unless otherwise indicated, references to "sections" or "Sections" in this Part B of this Article Fifth refer to sections of Part B of this Article Fifth.

1. General. The Preferred Stock shall have no right to vote or consent as to any matter and no holder of Preferred Stock, as such, shall be entitled to vote on any matter. For the avoidance of doubt, any right of the Preferred Stock, or any holder thereof, to vote or consent pursuant to NRS 78.2055(3), 78.207(3) or 78.390 is hereby specifically denied. The holders of Preferred Stock shall not have any redemption, preemptive or dividend rights.

2. Liquidation, Dissolution or Winding Up.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders on a *pari passu* basis and before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share of each such series of Preferred Stock equal to the Preferred Stock Original Issue Price (as defined below) for such share, plus any declared but unpaid dividends thereon. If upon any such liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "**Preferred Stock Original Issue Price**" shall mean $2.65 per share, subject to appropriate adjustments in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all preferential amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, ratably based on the number of shares held by each such holder.

SIXTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide the following protections:

1. In addition to any other rights of indemnification permitted by the laws of the State of Nevada or as may be provided for by the Corporation in the Bylaws or by agreement, the expenses of directors and officers incurred in defending a civil or criminal action, suit or proceeding, involving alleged acts or omissions of such director or officer in his or her capacity as a director or officer of the Corporation, must be paid, by the Corporation or through insurance purchased and maintained by the Corporation or through other financial arrangements made by the Corporation, as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Corporation.

2. Limitation on Liability. The liability of directors and officers of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS. If the NRS are amended to further eliminate or limit or authorize corporate action to further eliminate or limit the liability of directors or officers, the liability of directors and officers of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS, as so amended from time to time.

3. Repeal and Conflicts. Any repeal or modification of Section 1 or 2 of this Article approved by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the liability of a director or officer of the Corporation existing as of the time of such repeal or modification. In the event of any conflict between Section 1 or 2 of this Article and any other provision of the Articles of Incorporation, the terms and provisions of Sections 1 and/or 2 of this Article shall control.

SEVENTH: To the fullest extent permitted by law, and unless the Corporation consents in writing to the selection of an alternative forum, the Eighth Judicial District Court of the State of Nevada, shall be the sole and exclusive forum for any action, suit or proceeding, whether civil, administrative or investigative, and including any claim or counterclaim (each, an "**Action**"): (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, stockholder or employee of the Corporation to the Corporation or the Corporation's stockholders; (iii) any internal action (as defined in NRS 78.046), including, without limitation, any action asserting a claim against the Corporation arising under NRS Title 7, these Articles or the Bylaws, any agreement entered into pursuant to NRS 78.365, or as to which the NRS confers jurisdiction on the District Court of the State of Nevada; or (iv) any action asserting a claim governed by the internal affairs doctrine. In the event that the Eighth Judicial District Court of the State of Nevada, does not have jurisdiction over any such Action, then any other state district court located in the State of Nevada shall be the sole and exclusive forum for such Action and in the event that no state district court in the State of Nevada has jurisdiction over any such Action, then a federal court located within the State of Nevada shall be the sole and exclusive forum therefor. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by applicable law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States of America, including, in each case, the applicable rules and regulations promulgated thereunder.

EIGHTH: Notwithstanding anything to the contrary in the Articles or the Bylaws, the corporation is hereby specifically allowed to make any distribution that otherwise would be prohibited by NRS 78.288(2)(b).

NINTH: To the fullest extent permitted by law, each and every natural person, corporation, general or limited partnership, limited liability company, joint venture, trust, association or any other entity purchasing or otherwise acquiring any interest (of any nature whatsoever) in any shares of the capital stock of the Corporation shall be deemed, by reason of and from and after the time of such purchase or other acquisition, to have notice of and to have consented to all of the provisions of (a) the Articles, (b) the Bylaws and (c) any amendment to the Articles or the Bylaws enacted or adopted in accordance with the Articles, the Bylaws and applicable law.

TENTH: If any provision or provisions of these Articles shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision or provisions in any other circumstance and of the remaining provisions of these Articles (including, without limitation, each portion of any paragraph of these Articles containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision or provisions to other persons, entities and circumstances shall not in any way be affected or impaired thereby.

* * * *

527045195v.4